UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2026

David Leavitt
President
HPS Net Lease Income REIT
8027 Forsyth Boulevard
St. Louis, MO 63105

Re: HPS Net Lease Income REIT
Registration Statement on Form 10-12G
Filed February 10, 2026
File No. 000-56823

Dear David Leavitt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nathan Briggs, Esq.